UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35877 / January 13, 2026

_____

In the Matter of   :
                                                                                                                     :
NB PRIVATE MARKETS ACCESS FUND LLC   :
NB CROSSROADS PRIVATE MARKETS FUND IV HOLDINGS LLC   :
NB CROSSROADS PRIVATE MARKETS FUND V HOLDINGS LP   :
NB CROSSROADS PRIVATE MARKETS FUND VI HOLDINGS LP   :
NB CROSSROADS PRIVATE MARKETS FUND VII HOLDINGS LP   :
NB ASSET-BASED CREDIT FUND   :
NB ALTERNATIVES ADVISERS LLC   :
NEUBERGER BERMAN INVESTMENT ADVISERS LLC   :
AND CERTAIN OF THEIR AFFILIATED ENTITIES AS DESCRIBED IN   :
SCHEDULE A TO THE APPLICATION   :
                                                                                                                     :
                                                                                                                     :
1290 Avenue of the Americas   :
New York, NY 10104   :
                                                                                                                     :
(812-15831)   :
_____:

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

NB Private Markets Access Fund LLC, *et al*. filed an application on June 13, 2025 and an
amendment to the application on October 10, 2025, requesting an order under sections 17(d) and
57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the
Act and rule 17d-1 under the Act. The order would permit certain registered closed-end
management investment companies and business development companies (collectively, the
"Regulated Funds") to co-invest in portfolio companies with each other and with certain
affiliated investment entities.

On December 16, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35827). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions

is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by NB Private Markets Access Fund LLC, *et al*. (File No. 812-15831) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.